COMMENTS RECEIVED ON MARCH 1, 2010

FROM CHRISTIAN SANDOE

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Equity-Income Fund, Fidelity Large Cap Growth Fund, Fidelity Large Cap Value Fund,
Fidelity Mid Cap Growth Fund, Fidelity Mid Cap Value Fund, Fidelity Series All-Sector Equity Fund,
Fidelity Series Large Cap Value Fund, Fidelity Telecom and Utilities Fund

POST-EFFECTIVE AMENDMENT NO. 129

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Tax-Free Bond Fund

POST-EFFECTIVE AMENDMENT NO. 134

FIDELITY MASSACHUSETTS MUNICIPAL TRUST (File Nos. 002-75537 and 811-03361)

Fidelity Massachusetts AMT Tax-Free Money Market Fund,
Fidelity Massachusetts Municipal Income Fund, Fidelity Massachusetts Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 53

FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 002-83295 and 811-03723)

Fidelity New York Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 59

FIDELITY NEW YORK MUNICIPAL TRUST II (File Nos. 033-42943 and 811-06398)

Fidelity New York AMT Tax-Free Money Market Fund, Fidelity New York Municipal Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 33

1. Fidelity Massachusetts Municipal Income Fund, Fidelity New York Municipal Income Fund, and Fidelity Tax Free Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to disclose the average maturity and the average credit quality of the funds as well as the lowest credit quality the funds may purchase.

R: Each fund currently discloses its policy of normally investing 80% of its assets in certain types of investment-grade municipal securities, and does not have any principal investment strategy to maintain a particular average credit quality. The funds do not have a principal investment strategy to invest in securities of a particular maturity, nor are we aware of any requirement to disclose the lowest credit rating that a fund may purchase or hold. Accordingly, we have not modified disclosure.

2. Fidelity Tax Free Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in investment-grade municipal securities whose interest is exempt from federal income tax."

C: The Staff believes the disclosure should read that the fund invests in investment-grade municipal bonds, as it is a bond fund.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade municipal securities. In this regard, as previously discussed with the Staff,we continue to take the position we have taken historically,which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgement that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not modified disclosure.

3. All funds

"Fund Summary" (prospectuses)

"Performance"

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Life of fundA

Fidelity Tax-Free Bond Fund
Return Before Taxes	%	%	%
Return After Taxes on Distributions	%	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%
Barclays Capital 3+ Year Non-Amt Municipal Bond Index (reflects no deduction for fees, expenses, or taxes)%		%	%

A From April 10, 2001.

C: The Staff asks that footnote A be deleted and that the information in footnote A be disclosed in the table header.

R: We are not inclined to remove footnote A as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates.

4. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

C: The Staff would like confirmation that the changes agreed upon on November 3, 2009, related to this section, will be incorporated into these prospectuses.

R: The changes to this section agreed to on November 3, 2009, were reflected in the 485(a) filings made on January 15, 2010 for the funds.

5. All funds

"Fund Summary" (prospectuses)

"Payments to Financial Intermediaries"

"Payments to Financial Intermediaries"

C: The Staff requests we modify the heading to include a reference to broker-dealers.

R: As reflected in the 485(a) filings made on January 15, 2010 for the funds, funds that mention broker-dealers in the disclosure that follows the heading contain a reference to broker-dealers in the heading, as requested.

6. Fidelity Tax Free Bond Fund

"Investment Details" (prospectus))

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes. If the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality) tend to be particularly sensitive to these changes. Municipal securities backed by current or anticipated revenues from a specific project or specific assets can be negatively affected by the discontinuance of the taxation supporting the project or assets or the inability to collect revenues for the project or from the assets. If the Internal Revenue Service (IRS) determines an issuer of a municipal security has not complied with applicable tax requirements, interest from the security could become taxable and the security could decline significantly in value."

C: The Staff questions why we include risk disclosure related to investment in lower-quality debt securities, when the fund invests 80% or more in investment grade bonds.

R: Although the municipal securities in which the fund invests are normally investment-grade, and the fund does not have a principal strategy to invest in lower-quality debt securities, the fund still has the ability to invest in lower-quality debt securities, and therefore we believe this disclosure is appropriate.

7. All funds

"Fund Summary" (prospectuses)

"Performance"

(Sample taken from Fidelity Tax-Free Bond Fund)
"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index over various periods of time. The index has characteristics relevant to the fund's investment strategies. The index description appears in the Additional Information about the Index section of the prospectus. Past performance is not necessarily an indication of future performance."

C: The Staff suggests the above underlined sentence be revised as "Past performance (before and after taxes) is not necessarily an indication of future performance."

R: Item 4(b)(2)(i) requires "a statement to the effect that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future." As we believe this sentence meets the requirements of Item 4(b)(2)(i) as currently worded, we have not revised the disclosure.

8. Fidelity Massachusetts AMT Tax-Free Money Market Fund and Fidelity New York AMT Tax-Free Money Market Fund

"Fund Summary" (prospectuses)

"Fee Table"

"[[X] Differs from the ratios of expenses to average net assets in the Financial Highlights section of the prospectus because the total annual operating expenses shown above include acquired fund fees and expenses.] [For the period, acquired fund fees and expenses are less than 0.01% and are included in other expenses.] [As a result, the net expenses in the fee table exceed the contractual expense limitation of the class.]"

C: The Staff notes that the underlined language above is not permitted.

R: The footnote will be deleted for these funds as it does not apply. However, in cases where total annual operating expenses after fee waiver and expense reimbursement exceed the stated contractual expense limitation for a fund or class due to the inclusion of acquired fund fees and expenses, we feel it would be confusing to shareholders not to explain a net number that is higher than the stated contractual limitation.

9. Fidelity Mid Cap Growth Fund, Fidelity Mid Cap Value Fund, Fidelity Large Cap Growth Fund, and Fidelity Large Cap Value Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(from Fidelity Mid Cap Growth Fund)
"Normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the Standard & Poor's® MidCap 400 Index (S&P® MidCap 400))."

(from Fidelity Mid Cap Value Fund)
"Normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the Standard & Poor's® MidCap 400 Index (S&P® MidCap 400))."

(from Fidelity Large Cap Growth Fund)
"Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the Standard & Poor's 500SM Index (S&P 500®))."

(from Fidelity Large Cap Value Fund)
"Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the Standard & Poor's 500SM Index (S&P 500®))."

C: The Staff suggests that the references to the above underlined indices are not appropriate definitions of the terms "mid cap" or "large cap."

R: While there is no precise definition for the terms "mid capitalization" or "large capitalization," the Staff has suggested that it may be appropriate in developing a definition to refer to indices that classify publicly offered companies according to their market capitalization. See Name Test Rule Adopting Release footnote 42 (citing Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D. (rescinded by N-1A Amendments)). Because the indices classify publicly offered companies according to their market capitalization, and generally are representative of the mid-cap or large-cap segments of the U.S. equity market, we believe our definitions are reasonable, even though we recognize that the capitalization ranges of these indices vary from time to time.

10. Fidelity Series All-Sector Equity Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff asks that we include the market capitalization strategy and the associated risk for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

11. Fidelity Series All-Sector Equity Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating the fund's assets across different market sectors (at present, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities), using different Fidelity managers."

C: The Staff noted that the fund's name suggests it invests in all sectors.

R: We believe that "All-Sector" is an appropriate term to use in the name of an equity fund that does not intend to concentrate in one or more industries. The text at issue summarizes the fund's policy of allocating assets to provide exposure to different sectors of the market. The Global Industry Classification Standard (GICS), the structure developed by Standard & Poor's and Morgan Stanley Capital International, currently is composed of the 10 sectors disclosed in the parenthetical. Accordingly we have not modified disclosure.

12. Fidelity Telecom and Utilities Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests the addition of "Telecommunications Industry Concentration" risk disclosure.

R: We believe current risk disclosure is sufficient and have not modified disclosure, as the fund's broad disclosure of utilities industry concentration risk reflects risks associated with traditional utility companies as well as companies that provide telecommunications services.

13. Fidelity Telecom and Utilities Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in securities of utility companies."

C: The Staff notes that similar concentration disclosure should also be included for the telecom industry.

R: As required by Form N-1A, the fund has disclosed its policy to concentrate in securities of issuers in a particular industry or group of industries, in this case, utilities companies. Because the fund historically has broadly defined utilities companies to include both traditional utilities companies and telecom companies, we believe that the fund's name, investment policies, and fundamental concentration policy are consistent. In addition, the fund's concentration policy is fundamental, as required by sections 8 and 13 of the 1940 Act, and cannot be modified without shareholder approval. Accordingly, we have not modified disclosure.

14. Fidelity Equity-Income Fund, Fidelity Series All-Sector Equity Fund, and Fidelity Series Large Cap Value Fund

"Fund Summary" (prospectuses)

"Performance"

Year-by-Year ReturnsA

Calendar Years

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

%	%	%	%	%	%	%	%	%	%

During the periods shown in the chart:

Returns

Quarter ended

Highest Quarter Return	__%	[Month] [Day], [Year]
Lowest Quarter Return	__%	[Month] [Day], [Year]

A The returns shown above are for Fidelity Equity-Income Fund, a class of shares of the fund that is not offered through this prospectus. Class F would have substantially similar annual returns to Fidelity Equity-Income Fund because the classes are invested in the same portfolio of securities. Class F's returns would differ from Fidelity Equity-Income Fund's returns to the extent that the classes do not have the same expenses.

C: The Staff requests that the footnote be deleted, as it is not required.

R: We believe it is important to include this footnote when a class has been in operation less than a full calendar year, particularly where the older class whose performance is disclosed may have lower expenses and therefore higher performance. Accordingly we have not modified disclosure.

15. Fidelity New York Municipal Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff believes the word "more" should be removed because it suggests gradation. Because a fund is either diversified or non-diversified, as defined by the 1940 Act, a fund cannot be "more diversified."

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

16. All funds

"Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

17. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.